# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lithium Argentina AG, CIK 0001440972
CUSIP: H5012F103
Title of class of securities: Common Shares, $0.01 par value
Address of issuer's principal executive offices: DAMMSTRASSE 19, Zug, Switzerland (V8), 6300
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0001497345
Persons authorized to receive notices and communications: John S. Kim, General Motors Holdings LLC, 1240 Woodward Avenue,, Detroit, Michigan (MI), 48265, (313) 667-2303

## Reporting persons
- GENERAL MOTORS HOLDINGS LLC (CIK 0001497345): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GENERAL MOTORS COMPANY: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: This Amendment No. 3 (this "Amendment No. 3") to Schedule 13D relates to the common shares, $0.01 par value ("Common Shares"), of Lithium Argentina AG (formerly "Lithium Americas (Argentina) Corp."), a Swiss share corporation (the "Issuer"), and amends the initial statement on Schedule 13D, filed on February 28, 2023, as amended by Amendment No. 1, filed on March 29, 2023 and Amendment No. 2, filed on October 12, 2023 (the "Prior Statement," and as amended by this Amendment No. 3, the "Schedule 13D"), by General Motors Holdings LLC, a Delaware limited liability company ("GM Holdings"), and General Motors Company, a Delaware corporation ("GM" and, collectively with GM Holdings, the "Reporting Persons").
  
  This Amendment No. 3 is being filed to report a decrease in the number of Common Shares beneficially owned by the Reporting Persons, as a result of the sale of Common Shares on March 26, 2026. As a result of the foregoing, the Reporting Persons no longer beneficially own more than 5% of the outstanding Common Shares of the Issuer.
  
  Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Prior Statement. Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Prior Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.01 par value
Name of issuer: Lithium Argentina AG
Address of issuer's principal executive offices: DAMMSTRASSE 19, Zug, Switzerland (V8), 6300
Comment:
Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at Dammstrasse 19, 6300 Zug, Switzerland.

On October 3, 2023, the Issuer completed the planned separation of its U.S. and Argentina businesses (the "Separation"), pursuant to which two public companies were established. As a result of the Separation, the Issuer changed its name from "Lithium Americas Corp." to "Lithium Americas (Argentina) Corp." and established a new publicly traded entity, named "Lithium Americas Corp." ("Spinco"). In connection with the Separation, the Issuer transferred the Thacker Pass lithium project located in Humboldt County, Nevada (the "Thacker Pass Project") to Spinco.

On January 23, 2025, the Issuer completed a plan of arrangement under the laws of the province of British Columbia (the "Arrangement") involving the Issuer's continuation from the province of British Columbia under the name "Lithium Americas (Argentina) Corp." into Zug, Canton of Zug, Switzerland, as a Swiss share corporation under the name "Lithium Argentina AG." Following the Arrangement, the shareholders of the Issuer prior to the Arrangement continued to hold all the issued and outstanding registered common shares of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the cover pages of the Reporting Persons to this Schedule 13D are incorporated by reference herein.

To the knowledge of the Reporting Persons, none of the persons listed on Exhibit 99.2 have any beneficial ownership of any Common Shares.
Transactions in the class effected during the past sixty days:
On March 26, 2026, GM Holdings sold 15,002,245 Common Shares in a block sale transaction at a price of $5.85 per share.

Except as disclosed in this Item 5(c), none of the Reporting Persons, nor, to the knowledge of the Reporting Persons, any of the persons listed on Exhibit 99.2, have effected any transactions that may be deemed to be a transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares that may be deemed to be beneficially owned by the Reporting Persons as provided for herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On March 26, 2026, as a result of the sale of Common Shares reported in Item 5(c), the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer's outstanding Common Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

Exhibit Description

99.1 Joint Filing Agreement, dated March 30, 2026, by and between the Reporting Persons

99.2 Directors and Executive Officers of GM and GM Holdings

## Signatures
- GENERAL MOTORS HOLDINGS LLC: /s/ John S. Kim, John S. Kim/ Assistant Secretary (03/30/2026)
- GENERAL MOTORS COMPANY: /s/ John S. Kim, John S. Kim/ Assistant Secretary (03/30/2026)